SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Bulmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.432961	40
d)	Aggregated information - Aggregated volume - Price	40 GBP 10.432961
e)	Date of the transaction	2026-08-10
f)	Place of the transaction	London Stock Exchange (LSE)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Catherine Chia
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.432961	36
d)	Aggregated information - Aggregated volume - Price	36 GBP 10.432961
e)	Date of the transaction	2026-08-10
f)	Place of the transaction	London Stock Exchange (LSE)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.432961	40
d)	Aggregated information - Aggregated volume - Price	40 GBP 10.432961
e)	Date of the transaction	2026-08-10
f)	Place of the transaction	London Stock Exchange (LSE)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Rajeev Mittal
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Eastspring Investments (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.432961	39
d)	Aggregated information - Aggregated volume - Price	39 GBP 10.432961
e)	Date of the transaction	2026-08-10
f)	Place of the transaction	London Stock Exchange (LSE)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Rappold
2	Reason for the notification
a)	Position/status	Chief Strategy and Transformation Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.432961	40
d)	Aggregated information - Aggregated volume - Price	40 GBP 10.432961
e)	Date of the transaction	2026-08-10
f)	Place of the transaction	London Stock Exchange (LSE)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dennis Tan
2	Reason for the notification
a)	Position/status	Regional CEO, Singapore, Thailand, Vietnam, Cambodia, Laos, Myanmar; Group Partnership Distribution (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.432961	36
d)	Aggregated information - Aggregated volume - Price	36 GBP 10.432961
e)	Date of the transaction	2026-08-10
f)	Place of the transaction	London Stock Exchange (LSE)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anil Wadhwani
2	Reason for the notification
a)	Position/status	Chief Executive Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.432961	40
d)	Aggregated information - Aggregated volume - Price	40 GBP 10.432961
e)	Date of the transaction	2026-08-10
f)	Place of the transaction	London Stock Exchange (LSE)

Additional information

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com

Contact

Sylvia Edwards, Deputy Group Secretary, +44 7920 702682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 August 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary